Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES
AND PREFERRED STOCK DIVIDEND REQUIREMENT

	For Year Ended December 31,
	2016	2015	2014	2013	2012
	(Dollars In Thousands)
Earnings:
1. Income (loss) before income taxes	$61,858	$62,066	$57,282	$41,903	$65,773
2. Plus interest expense	22,119	15,997	15,801	19,203	28,377

3. Earnings including interest on deposits	83,977	78,063	73,083	61,106	94,150
4. Less interest on deposits	17,387	13,511	11,225	12,346	20,720

5. Earnings excluding interest on deposits	$66,590	$64,552	$61,858	$48,760	$73,430

Fixed charges and preferred stock dividend requirements (pre-tax):
6. Including interest on deposits and capitalized interest	$22,119	$16,736	$16,563	$19,922	$29,198
7. Less interest on deposits (Line 4)	17,387	13,511	11,225	12,346	20,720

8. Excluding interest on deposits	$4,732	$3,225	$5,338	$7,576	$8,478

Ratio of earnings to fixed charges and preferred stock dividend requirements (pre-tax):
Including interest on deposits (Line 3 divided by Line 6)	3.80	4.66	4.41	3.07	3.22
Excluding interest on deposits (Line 5 divided by Line 8)	14.07	20.01	11.59	6.44	8.66